Exhibit (2) (b)




                    STOCK  PURCHASE  AGREEMENT



                             between



Peter Bossert
Haselsteig 3
8180 Bulach
Switzerland                                       (hereinafter
"Seller")

                               and



Claire's Stores, Inc.
3 S.W. 129th Avenue
Pembroke Pines FL 33027
                USA                                         (hereinafter
               "Purchaser")

                            regarding


Acquisition of any and all Shares/Company Contributions of:


          Bijoux One AG, Zurich, Switzerland

          Bijoux One Trading AG, Zurich, Switzerland

          Bijoux One Trading GesmbH, Brunn am Gebirge, Austria

          Bosco GmbH, Stuttgart, Germany


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Table of Contents

1.   Definitions.............................................. 5
2.   Sale and Purchase of Shares/Company Contributions,
     Purchase Price/Escrow ........               ........ . . 6
3.   Closing ............................................... . 7
4.   Representations and Warranties of Seller ................ 9
5.   Representations and Warranties of Purchaser ............. 18
6.   Duration of Representations and Warranties;
     Consequences of Breach; General Exclusions .............. 20
7.   Continuation of Certain Contracts ....................... 23
8.   Miscellaneous .     ............................... . . . 23

List of Annexes

       1.1       Audited Financial Statement ofBijoux One AG
       1.2       "                             Bijoux One Trading AG
       1.3       "                             Bijoux One Trading GesmbH
       1.4                                     Modewaren Femina
                                               Handelsgesell
                                               schaft m.b.H.
       1.5                                     ModewarenFemina
                                               Hanclelsgesell
                                               schaft m.b.H. & Co. KG
       1.6.                                    Bosco GmbH
       1.7       Interim Financial Statement ofBijoux One AG
       1.8       "                             Bijoux One Trading AG
       1.9       "                             Bijoux One Trading GesmbH
       1.10                                    ModewarenFemina
                                               Handelsgesell
                                               schaft m.b.H.
       1.11                                    ModewarenFemina
                                               Handelsgesel
                                               schaft m.b.H. & Co. KG
       1.12      "                             Bosco GmbH
       2.4.1     Escrow Agreement
       3.1 (a)1  Bijoux One AG Shares
       3.1 (a)2  Bijoux One Trading AG Shares
       3.1 (a)3  Transfer Deed regarding Bijoux One Trading Gesmb
       3.1 (a)4  Transfer Deed regarding Bosco GmbH
       3.1 (b)1  Board Resolution of Bijoux One Trading AG
       3.1 (c)1  Share Register of Bijoux One Trading AG
       3.1 (d)1/2Letters of Resignation
       3.1 (e)1  Releases
       3.2 (b)1  Opinion of Counsel to Purchaser
       3.3.1     Minutes of Bijoux One AG
       3.3.2     Minutes of Bijoux One Trading AG
       3.4.1 Loan Contract between Seller and Bijoux One Trading AG of February 1, 1993
       3.4.2 Loan Contract between Seller and Bijoux One Trading AG of March 1, 1993
       3.4.3     Assignment of Seller's Loans granted to Bijoux One
                 Trading AG

       3.4.4     Loan Contract between Seller and Minit Fashion GesmbH
                 (now: BijouxOne Trading GesmbH) of January 29, 1993
                 including Confirmation of December 31, 1995
       3.4.5     Loan Contract between Seller and Bijoux One Trading
                 GesmbH of February 12, 1997
       3.4.6     Loan Contract between Seller and Bijoux One Trading
                 GesmbH of August 12, 1997
       3.4.7     Assignment of Seller's Loans granted to Bijoux One
                 Trading GesmbH
       3.5.1     Employment Agreement
       3.7.1     Loan Agreement between Purchaser and Bijoux One AG
       3.7.2     Letter of Discharge from Credit Suisse
       3.7.3     Credit Confirmation of Credit Suisse
       3.7.4     CHF 750'000.-- Guaranty of Seller
       3.7.5     Loan Agreement between Purchaser and Bijoux One Trading
                 GesmbH
       3.7.6     Letter of Discharge from Creclitanstalt-Bankverein
       3.7.7     Credit Confirmation of Creclitanstalt-Bankverein of July
                 7, 1997
       3.7.8     Credit Confirmation of Creclitanstalt-Bankverein of
                 February 27, 1998
       3.7.9     ATS 12'000'000.-- Guaranty of Seller
       4.1.1     Articles of Incorporation of  Bijoux One AG
       4.1.2     Bijoux One Trading AG
       4.1.3     Bijoux One Trading GesmbH
       4.1.4     Modewaren Femina Handelsgesell-schaft m.b.H.
       4.1.5     Modewaren Femina Handelsgesell-schaft m.b.H. & Co. KG
       4.1.6     Bosco GmbH
       4.1.7     Extract of Commercial Register re  Bijoux One AG
       4.1.8     Bijoux One Trading AG
       4.1.9     Bijoux One Trading GesmbH
       4.1.1     Modewaren Femina Handelsgesell-schaft m.b.H.
       4.1.1     Modewaren Femina Handelsgesell-schaft m.b.H. & Co. KG
       4.1.1     Bosco GmbH
       4.4(a)1   Subsidiaries
       4.7.1     Permits
       4.8.1     Adverse Change
       4.9.1     Claims and Litigation
       4.10.     Taxes
       4.11.1    Arrangements with Companies/Subsidiaries
       4.12.1    Intellectual Property
       4.13.1    Effect of Execution
       4.13.2    Rental Agreements excluded from liability under Article
       4.14.1    Employee Matters
       4.17 (a)1 Contracts
       4.17 (c)1 Suppliers
       4.21.1    Disclosed Information
       7.1       Continuation of Certain Contracts

WHEREAS Bijoux One AG a Swiss company with registered office in Zurich has a share capital of CHF
               300'000.-, divided into 300 bearer shares with nominal value of CHF 1'000.- each;

WHEREAS Bijoux One Trading AG a Swiss company with registered office in Zurich has a share capital. of CHF 100'000.--, divided into 100 registered shares with a nominal value of CHF 1'000.-- each;

WHEREAS Bijoux One Trading GesmbH, an Austrian limited liability company with registered office in Brunn am Gebirge, has a company capital of ATS 20'000'000.-, the only partner being Seller with the company contribution of ATS 20'000'000. ;

WHEREAS Bosco GmbH, a German limited liability company with registered office in Stuttgart, has a company capital of DEM 100'000.-, the only partner being Seller with a company contribution of DEM 100,00O. ;

WHEREAS the Seller owns 100% of the shares of Bijoux One'AG and Bijoux One Trading AG and 100 % of the company contributions of Bijoux One Trading GesmbH and
               Bosco GmbH;

WHEREAS        the Seller intends to sell the Shares/Company
               Contributions to the Purchaser and the Purchaser intends to purchase the Shares/ Company
               Contributions from the Seller;

Now, THEREFORE, the parties have come to the following agreement:

     1.   DEFINITIONS

          Agreement:             this Agreement and its
                                 Annexes;

          Audited Financial
          Statements 1997:       the
                                 Companies'/Subsidiaries'
                                 audited financial
                                 statements for the
                                 business year ending
                                 December 31, 1997 as
                                 attached in Annexes 1.1 - 1.6

           Closing: the consummation of the transaction described in article 3 of this Agreement;

           Company Contributions:the company contributions
                                 in Bijoux One Trading
                                 GesmbH and Bosco GmbH;

            Companies:           Bijoux One AG, Bijoux One
                                 Trading AG, Bijoux One
                                 Trading GesmbH and Bosco
                                 GmbH collectively;

            Disclosed Information:certain written
                                  information relating to the
                                  Companies/Subsidiaries,
                                  in particular their business, financial, fiscal and legal condition which was made available by Seller as part of the due diligence process from August 27,
                                  1998 through the
                                  Execution Date comprising
                                  the information disclosed
                                  or referred to in this
                                  Agreement;

             Execution Date:      the date of the execution
                                  of this Agreement, i.e.
                                  November 11, 1998;

             Financial Statements:collectively, the Audited
                                  Financial Statements 1997
                                  and the Interim Financial
                                  Statements;

             Interim Financial
             Statements:          the
                                  Companies'/Subsidiaries'
                                  unaudited interim
                                  financial statements as
                                  per August 31, 1998 as
                                  attached in Annexes 1.7 -
                                  1.12

              Party:              the Seller or the Purchaser;

              Parties:            the Seller and the Purchaser;

              Person: an individual, partnership, corporation, limited liability company or other entity of whatever nature;

              Purchase Price:     the Purchase Price
                                  defined in article 2.2 of
                                  this Agreement;

              Purchaser:          Claire's Stores, Inc., 3
                                  S.W. 129h Avenue,
                                  Pembroke Pines, FL 33027

              Purchaser's Group:  the Purchaser its subsidiaries, any
                                  direct or indirect holding company of the Purchaser or its subsidiaries and any subsidiary of such holding company;

              Seller:             Peter Bossert, Haselsteig 3, 8180 Bulach;

              Shares:             all the shares in Bijoux One AG and
                                  Bijoux One Trading AG;

              Stock: the Stock defined in article 2.2 of this Agreement;

              Subsidiaries:       the Subsidiaries defined in article 4.4
                                  of this Agreement.

     2.   SALE AND PURCHASE OF SHARES/COMPANY CONTRIBUTIONS, PURCHASE
     PRICE/ESCROW

     2.1  Sale and Purchase of Shares/Company Contributions

                    Subject to the terms and conditions defined herein, Seller hereby agrees to sell to Purchaser, and Purchaser agrees to buy from Seller, effective as from November 1, 1998, the Shares/Company Contributions.

     2.2  Purchase Price

                    The total purchase price (the "'Purchase Price") amounts to USD 9 Mio. for all the Shares/Company Contributions sold pursuant to article 2.1 of this Agreement. USD 7.2
          Mio. of the Purchase Price shall be in the form of cash and USD 1.8 Mio. of the Purchase Price shall be in the form of 100'000 shares of common stock of the Purchaser
          (the N Stock").

     2.3  Initial Purchase Price

                    An initial purchase price in the amount of USD 5.4 Mio. (but in no event less than CHF 7.83 Mio.) (the initial
          Purchase Price") shall be paid by Purchaser on Execution
          Date in cash to account no. 8563-73668,007.11.01 of Seller with Clariden Bank, Claridenstrasse 26, 8002
          Zurich, Switzerland.

     2.4  Escrow

                    On Execution Date, Purchaser shall (a) pay the amount of USD 1.8 Mio. and (b) submit the Stock to an escrow agent pursuant to. the terms of an escrow agreement substantially in the format of Annex 2.4.1 (the "Escrow
          Agreements), such escrow to be decreased, except as otherwise provided in the Escrow Agreement, as follows:

                    2.4.1     as to the USD 1.8 Mio.

                         a)   on March 31, 1999 to USD 0.9 Mio.;
                         b)   on March 31, 2000 to USD 0.0 Mio.

                    2.4.2     as to the Stock

                         a) on November 11, 1999 to 2/3 of the Stock (66667 shares)
                         b) on November 11, 2000 to 1/3 of the Stock (33'333 shares)
                         c) on November 11, 2001 to 0/3 of the Stock (0 shares).

     3.   CLOSING

     3.1  Transfer of Shares/Company Contributions and Documents

     On the Execution Date, Seller shall deliver to Purchaser:

               (a) all the shares in Bijoux One AG copies of which are attached hereto as Annex 3.1 (a) 1;

                    all the shares in Bijoux One Trading AG, duly endorsed in blank, copies of which are attached hereto as Annex 3.1
          (a)2;

                    transfer deeds with respect to all of the Company Contributions duly notarized under the relevant laws of Austria and Germany, substantially in the format as per Annexes 3.1 (a)3 and 3.1 (a)4;

               2. unanimous resolution of the board of directors of Bijoux One Trading AG consenting to the transfer of all the shares/ in Bijoux One Trading AG to Purchaser, as attached hereto as Annex 3.1(b)l;

               3. the share register of Bijoux One Trading AG in which Purchaser has been registered as shareholder of all the shares in Bijoux One Trading AG, as attached hereto as Annex 3.1 (c)1;

               4. letters of resignation of the Companies' directors, as attached hereto as Annexes 3.1 (d)1/2; and

               5. a release or releases (collectively, the "Releases") in the format of Annex 3.1(e)1 releasing all of Seller's claims of any nature against the Companies/Subsidiaries, subject to Seller's rights and duties under the Employment Agreement, and any claims arising out of the transactions contemplated by this Agreement, provided that such Releases shall not cover any rights of Seller against Purchaser under this Agreement.

               3.2  Payment of the Initial Purchase Price I Opinion of
          Counsel

                    At the Closing, Purchaser shall concurrently:

                         a) pay to Seller the Initial Purchase Price, such payment to be madeby wire transfer to the account set forth in article 2.3; and

                         f) deliver to Seller an opinion dated as of the Execution Date from counsel to Purchaser in the format of Annex 3.2(b)1.

     3.3  Shareholders' Meetings

                    Purchaser shall procure that (at the Execution Date, after delivery of the Shares), extraordinary shareholders' meetings be held which will elect new members of the board of directors of Bijoux One AG and Bijoux One Trading AG. Seller and Marcel M. Meier will remain members of the board of directors of Bijoux One AG and Bijoux One Trading AG for a term of at least three years as from the Execution Date or until the earlier termination of Seller's employment with Bijoux One
          Trading AG. Purchaser shall vote its Shares in favor of discharge of the duty of all the board members who have resigned. Copies of the relevant minutes are attached hereto as Annexes 3.3.1 and 3.3.2.

     3.4  Repayment of the Shareholders' Loan

                    At the Closing, Purchaser shall pay to Seller the shareholders' loans in the amounts of CHF 400'000.- and CHF 300'000.- in accordance with the loan agreements as attached hereto in Annexes 3.4.1 and 3.4.2 plus accrued interest as per Execution Date and Seller shall concurrently assign all his rights against Bijoux One Trading AG in accordance with such loans to Purchaser and for this purpose sign the assignment as attached hereto as Annex 3.4.3.

                    At the Closing, Purchaser shall pay to Seller the shareholders' loans in the amounts of CHF 300'000.-, CHF 100'000.- and CHF 300'000.- in accordance with the loan agreements as attached hereto in Annexes 3.4.4. 3.4.5 and
          3.4.6 plus accrued interest as per Execution Date and

                    Seller shall concurrently assign all his rights against Bijoux One Trading GesmbH in accordance with such loans to Purchaser and for this purpose sign the assignment as attached hereto as Annex 3.4.7.

                    The payment shall be made by wire transfer to Seller's account with UBS, Bahnhofstrasse 45, Nrich, no.0230-671.654.01 K.

   3.5  Employment Agreement

                    At the Closing, Bijoux One Trading AG shall concurrently enter into a new employment agreement with Seller in the format of Annex 3.5.1.

   3.6  Escrow Agreement

                    At the Closing, Purchaser, Seller and Credit Suisse Trust shall concurrently enter into the Escrow Agreement as per article 2.4 hereof.

   3.7  Release from Guaranties

                    At the Execution Date, Purchaser shall enter into a loan agreement with Bijoux One AG as per Annex 3.7.1 and repay the fixed CHF 750'000.- loan of Credit Suisse ("CS") granted to Bijoux One AG and guaranteed by Seller. Seller shall concurrently receive from CS (a) such guaranty
          ("SolidarbCjrgschafto) and (b) a letter of discharge as per Annex 3.7.2. Copies of the respective credit confirmation and guaranty are attached hereto as Annexes
          3.7.3 and 3.7.4.

                    At the Execution Date, Purchaser shall enter into a loan agreement with Bijoux One Trading GesmbH as per Annex
          3.7.5 and- repay the two ATS 6'000'000.loans of Creclitanstalt-Bankverein ("CABV") granted to Bijoux One
          Trading GesmbH and guaranteed by Seller. Seller shall concurrently receive from CABV (a) such guaranty
          ("Garantie") and (b) a letter of discharge as per Annex
          3.7.6. Copies of the respective credit confirmations and guaranty are attached hereto as Annexes 3.7.7. 3.7.8 and 3.7.9.

 4.   REPRESENTATIONS AND WARRANTIES OF SELLER

                    Unless otherwise fairly disclosed in this Agreement, Seller represents and warrants to Purchaser that on the Execution Date the following shall be true and accurate:

     4.1  Organization and Qualification

                    The Companies/Subsidiaries are duly organized and validly existing under the laws under which they have been incorporated/organized. Annexes 4.1.1 - 6. contain the articles of incorporation (or other governing document) and Annexes 4.1.7 - 12. contain the extracts of the relevant commercial registers of the
          Companies/Subsidiaries as they are currently in force.
          All information to be filed with the competent commercial register offices has in fact been filed and registered.
          No resolutions, agreements or actions are pending for a voluntary or involuntary dissolution of the Companies /
          Subsidiaries or which would otherwise affect the continued existence of the Companies/Subsidiaries or their ability to carry on their business.

     4.2  Capital Structure

                    The Companies/Subsidiaries have the capital set forth in Annexes 4.1.1 12. No further capital, company contributions, non-voting stock, option, convertible securities or similar rights in the Companies/Subsidiaries will be created or issued or agreed to be issued. All the Shares/Company Contributions are validly issued and fully paid in.

     4.3  Ownership

                    Seller is the sole owner of and has good and valid title to the Shares/Company Contributions sold in accordance with article 2.1 of this Agreement, free and clear of all liens, encumbrances, options, charges and claims of whatever nature. Seller has full right and capacity to transfer and sell complete title to the Shares/Company
          Contributions without any restrictions.

                    Upon delivery of the documents mentioned in article 3.1 of this Agreement, Purchaser will receive good and valid title to the Shares/Company Contributions, free and clear of all liens, encumbrances or other rights of third parties.

                    Seller's liability in connection with the two preceding paragraphs is not excluded by articles 6.4(a) and 6.4(d) of this Agreement.

     4.4  Subsidiaries

                         (a) Bijoux One Trading GesmbH owns, directly or indirectly, such company contributions in Modewaren
               Femina Handeisgesellschaft m.b.H. and Modewaren
               Femina HandelsgeselIschaft m.b.H. & Co. KG
               (collectively the "Subsidiaries 0) as are listed in Annexes 4.1.10 and 4.1.11. The identity and company contribution ownership of each partner of the Subsidiaries other than Bijoux ne GesmbH is also listed in Annexes 4.1.10 and 4.1.11.
                              Except as listed in Annex 4.4(a)l, Bijoux One
               Trading GesmbH holds the company contributions or interest in the Subsidiaries free of all pledges, security interests, liens, charges, encumbrances, claims and options of whatever nature. Bijoux One
               Trading GesmbH has fully complied with the trusteeship agreement entered into with Mrs.
               Gerlinde Frischeis on April 3, 1990, a copy of which is enclosed in Annex 4.4(a)l, in particular without limitation by having paid to Mrs. Gerlinde
               Frischeis on or before April 30, 1990 the amounts referred to in section VI. of the trusteeship agreement. Seller's liability in connection with this clause (a) is not excluded by articles 6.4(a) and 6.4(d) of this Agreement.

                         (b) Each Subsidiary is validly existing under the laws under which it was incorporated and no resolutions, agreements or actions are pending for a voluntary or involuntary dissolution of any Subsidiary or which would otherwise affect any Subsidiary's existence or its ability to continue to do business.

     4.5  Distributions

                    Neither any of the Companies nor any of the Subsidiaries has or will declare, set aside or pay any dividend or other distribution in respect of their capital stock/company contributions, redeem, purchase or otherwise acquire any of their capital stock/company contributions or any security relating thereto, or make any other payment to any of its shareholders/partners.

     4.6  Financial Statements

                    The Financial Statements are, as a whole, and each of the entries therein is, correct and complete in all material respects. The Financial Statements are prepared in accordance with the applicable legislation and generally accepted accounting principles as applicable in Switzerland, Germany and Austria ("GAAP"); the Financial
          Statements fairly present the financial position and the results of the operations of the Companies/Subsidiaries.

                    Neither any of the Companies nor any of the Subsidiaries is subject to any liability or obligation (actual, contingent or unasserted), except for liabilities and obligations recorded as a liability or a provision in the
               Financial Statements; and/or

                              arising or incurred in the ordinary course of
               business since the respective balance sheet dates of the Financial Statements.

                    Both the Companies and the Subsidiaries hold good and unencumbered title to the assets listed in the Financial Statements and all relevant risks, deprecations and losses are accounted for by sufficient writeoffs and provisions.

                    Since the respective balance sheet crates of the Financial Statements, there has not been any material adverse change in the business, financial conditions or operations of the Companies/Subsidiaries.

     4.7  Permits and Authorizations

                    Both the Companies and the Subsidiaries have all the consents, permits and authorizations which are necessary to conduct their businesses as presently conducted, in particular without limitation the permits set forth in Annex 4.7.1. To the best knowledge of Seller, such consents, permits and authorizations are in full force and effect and no circumstance exists which indicates that any such consent, permit or authorization could be revoked or withdrawn or not renewed by the fact of the occurrence of the transactions contemplated in this Agreement or otherwise. Seller's liability in connection with this article 4.7 is not excluded by articles 6.4(a) and 6.4(d) of this Agreement.

     4.8  Adverse Change

                    In the period between December 31, 1997 and the Execution Date save as disclosed in Annex 4.8.1 there has not been any change in the nature of the business, results of operations, financial condition, method of accounting or accounting practices or manner of conducting the businesses of the Companies/Subsidiaries.

     4.9  Claims and Litigation

                    Except as set forth in Annex 4.9.1 there is no claim, litigation, proceeding or investigation pending or threatened by or against any of the Companies/Subsidiaries involving an amount exceeding CHF 10'000.--. To the best knowledge of Seller there are no facts or circumstances which could give rise to any claim, litigation, proceeding or investigation with an amount in dispute in excess of CHF 10'000.--(or multiple cases of claims, litigation, proceeding or investigation which in the aggregate exceed CHF 10'000.- and which have the same cause of action) or which would materially adversely affect the financial situation of any of the Companies/Subsidiaries.

     4.10 Taxes, Social Security and other Public Charges

                    All tax returns required to be filed by the Companies/Subsidiaries with any competent tax authority have been prepared in accordance with the relevant rules of tax law and have been duly filed. All taxes invoiced, due and/or assessed whether with respect to such tax returns or otherwise have been paid to the appropriate taxing authority and/or accrued in the Financial Statements. The provisions for taxes in the Financial Statements will be sufficient for all unpaid taxes of any kind which are, will or might be assessed in-respect of the business and any transactions (including taxable profit distributions) of the Companies/Subsidiaries until the Execution Date. There are no open issues relating to any tax return that, if determined adversely to the Companies/Subsidiaries, would result in the assessment of additional taxes, interest or penalties. Seller's liability with regard to (a) taxes, in particular withholding taxes, (and associated penalties and interest) to be paid in connection with Seller's present or past loans to the Companies /
          Subsidiaries, (b) taxes, in particular value added taxes, (and associated penalties and interest) to be paid in connection with the past and present rental agreements entered into by the Companies / Subsidiaries and (c) taxes, in particular value added taxes, (and associated penalties and interest) to be paid in connection with the franchise agreement with San Antonio Co. Ltd., Malta, shall not be excluded by articles 6.4(a) and 6.4(d) of this Agreement.

                    Except as listed in Annex 4.10.1, none of the Companies/Subsidiaries is a party to any dispute or legal proceeding with any authority for assessment or collection of taxes (including any indirect taxes or levies) with an amount in dispute in excess of CHF 12'000.-- or DEM 15'000.-- nor has any claim for assessment or collection of taxes been asserted or threatened against any of the Companies/Subsidiaries and there are no .outstanding or threatened issues relating to taxes or to tax regulations which could have a material adverse effect on any of the Companies/Subsidiaries.

                    The Companies/Subsidiaries have fully provided for all social security and other public charges, including without limitation Old Age and Survivors' Insurance
          (Alters- und Hinterlassenenversicherung), Disability insurance (Invaliclenversicherung), Professional Old Age, Survivors' and Disability Pension (Berufliche Alters-,
          Hinterlassenen- und Invalidenversicherung), Unemployment Insurance (Arbeitslosenversicherung) and Casualty
          Insurance (Unfallversicherung).

               4.11  Arrangements with the Companies/Subsidiaries

                    Except as listed in Annex 4.11.1, no indebtedness (actual or contingent) and no contract or arrangement is outstanding between any of the Companies/Subsidiaries, on the one hand, and Seller, the board members or the partners of the Companies/Subsidiaries, or any person who is related or connected to Seller, the board members or the partners, on the other hand, and none of the Companies/Subsidiaries has provided for the transfer of any assets of any of the Companies/Subsidiaries to any such other member or person. All contracts or arrangements between the persons pursuant to the immediately preceding sentence were entered into and conducted at arm's length. All directors' fees, salaries, bonuses and any other benefits to shareholders, partners and board members of the Companies/Subsidiaries or Seller as well as all social security payments due thereon have been duly paid.

                    4.12      Intellectual Property

                    All patents, trade marks, registered designs, logos, copyrights, business names and other similar rights, together with all applications for any of the foregoing (together the *Intellectual Property') of the Companies/Subsidiaries or otherwise used in connection with their respective businesses are described in Annex 4.12.1, are owned by such Company/Subsidiary as specified in Annex 4.12.1 and are not subject to any liens, charges or encumbrances. Neither Seller nor any of the Companies/Subsidiaries has received any notice of an infringement of any Intellectual Property. All registrations for registered Intellectual Property are in force, with renewal fees paid up to date. All applications for trade marks and logos fulfil all requirements under the applicable laws and will result in the registration of the respective trade marks and logos as applied for. Any costs (including registration and lawyers' fees) arising in connection with such applications shall be borne by Seller. Seller shall be liable for all costs and expenses arising in connection with Bijoux One Trading AG's pending trademark registration application in Greece as set forth in Annex
          4.12.1 and shall hold Seller and/or Bijoux One Trading AG harmless from any damages and losses caused by the non-registration of such trademark. Seller's liability for costs and damages pursuant to this article 4.12 shall not be excluded by articles 6.4(a) and 6.4(d) of this Agreement.

               4.13  Effect of Execution of Agreement

                    The execution and delivery of this Agreement by Seller do not, and the consummation of all transactions contemplated in this Agreement by Seller will not violate any provision of the articles of incorporation of any of the Companies/Subsidiaries or any rental agreement or any material agreement (other than as contained in Annex
          4.13.1) to which any of the Companies/Subsidiaries are a party or cause any such rental agreement and/or material agreement to terminate or gives any third party the right to cause such termination. If a rental agreement, with the exception of the rental agreements as listed in Annex
          4.13.2 to which this article 4.13 shall not apply, is terminated by the landlord as a result of the execution and delivery of this Agreement and/or the consummation of any transaction contemplated in this Agreement, then the reduction in value of the Shares/Company Contributions in accordance with article 6.2 shall be CHF 200'000.--, provided however, that article 6.4(d) of this Agreement shall not apply. Seller's liability pursuant to the immediately preceding sentence is not excluded by article
          6.4(a). Except as disclosed in Annex 4.13.1, Seller has the power and authority and does not need any governmental or other consent of any nature to enter into this Agreement and to consummate any of the transactions contemplated in this Agreement.

               4.14 Employee Matters

                    Since December 31, 1997, there has been no material change in the numbers of employees of the Companies/Subsidiaries or in the terms and conditions of their employment or remuneration other than in the ordinary course of business. Except as set forth in Annex
          4.14.1 no employees of the Com pan ies/Su bsidiaries are entitled to claim against any of the Companies/Subsidiaries with respect to any severance payments or similar termination compensation, incentive or bonus arrangement, option plan or life, health or accident insurance plan or other benefit plan. Neither any of the Companies nor any of the Subsidiaries is liable to make any outstanding payment to any director, officer or employee by way of damages or compensation for loss of office or employment or for redundancy or unfair or wrongful dismissal. The Companies/Subsidiaries are not subject to any collective bargaining agreements.

     4.15 Employee Pension Plan

                    Seller has disclosed to Purchaser copies of the pension plans as listed in Annex 4.17(a)l to which the Companies'/Subsidiaries' employees are beneficiaries. The Companies/Subsidiaries have complied with the ,minimum funding requirements of, and the legal regulations for, the pension plans of which the Companies'/Subsidiaries' employees are beneficiaries. All outstanding employees, and employers' contributions have been made or have been properly reserved for in the Financial Statements in accordance with the law and the statutes and regulations governing such plans. There are no other pension plans, schemes or pension commitments or arrangements for the benefit of the Companies'/Subsidiaries' directors, officers or employees.

     4.16 Compliance with Laws

                    To the best knowledge of Seller

                         (a) Both the Companies and the Subsidiaries have been and are in compliance with all applicable laws and governmental regulations.

                         (b) Neither any of the Companies nor any of the Subsidiaries has violated, or is in default with respect to, any judgement, order, writ, injunction, settlement agreement or decree of, or any permit, license or other authority from, any court, department, agency or instrumentality which in any way concerns or may affect the Companies/Subsidiaries or their businesses.

                         (c) None of the assets used by Companies/Subsidiaries for their respective operations is likely to constitute a risk to the environment or to human health due, in particular, to the manufacture, storage, transport, presence or use of toxic or dangerous substances. There have been no such conditions at any property owned, operated or otherwise used by any Company/Subsidiary under applicable laws and regulations related to the environment, health and safety. The
               Companies/Subsidiaries have complied with all applicable laws and regulations related to the environment, health and safety and have possessed and complied with all permits required under such laws and regulations.

                    4.17      Contracts

                         (a) Annex 4.17(a)l attached hereto provides a true, accurate and complete list of (a) all oral and written employment agreements providing for annual salaries in excess of CHF80'000.-- or the equivalent in ATS or DEM as well as (b) all material oral and written rental agreements (it being understood that all rental agreements for shops, offices and storage space are considered to be material), lease agreements, credit agreements, loan agreements, pledge agreements, guaranties, suretyships, indemnities, franchise agreements, license agreements, agency agreements, supply agreements, and insurance agreements entered into by the Companies/Subsidiaries (including without limitation any of such agreements entered into between the Companies/Subsidiaries) which are in full force and effect and which are yet to be performed in full or in part by either of the contracting parties. To .the best knowledge of Seller, no default exists under any..agreement which is material for the ordinary course of business of the Companies/Subsidiaries. Except for the agreements listed in Annex 4.17(a)l, the Companies/Subsidiaries have not entered into any material agreements, it being understood that agreements regarding the sale by the Companies/Subsidiaries of their products in the ordinary course of business are not considered to be material. If any rental agreement is terminated by the landlord as a result of the Companies' /
               Subsidiaries' failure to have notified the landlord of sub-rental agreements, then the reduction in value of the Shares / Company Contributions in accordance with article 6.2 shall be CHF 200'000.--
               , provided however, that article 6.4(d) shall not apply. Seller's liability pursuant to the immediately preceding sentence is not excluded by article 6.4(a).

                         (b) All open purchase orders, agreements or other arrangements between the Companies/Subsidiaries and third parties or affiliates regarding the purchasing of inventory items and/or other supplies exist as a result of the ordinary course of business.

                         (c) Annex 4.17(c)l is a list of the ten main suppliers of the Companies/Subsidiaries (taken on a consolidated basis). None of these suppliers have broken off or interrupted, nor have threatened to break off or interrupt, relations with the Companies/Subsidiaries.

                    4.18      Inventory

                    All inventories (collectively referred to as "inventory" or "inventories") of the Companies/Subsidiaries consist of items of quality and quantity saleable in the ordinary course of business except that the value of such inventories at August 31, 1998, calculated at the lower of cost or realizable or current market value in accordance with GAAP, was not less than CHF 3.6 Mio. The values at which inventories are carried on the Financial Statements reflect the normal inventory valuation policy of the Companies/Subsidiaries, as applicable, in accordance with GAAP and on a basis consistent with that of preceding periods, of stating inventory at the lower of cost or market value. To the best knowledge of Seller, there is no reason to believe that the Companies/Subsidiaries will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality, the inventory necessary to conduct their business in the manner now conducted, including, without limitation, inventory which historically has been imported. All items included in the inventories are the property of the Companies/Subsidiaries and no items included in the inventories have been pledged as collateral or are held by the Companies/Subsidiaries on consignment from others. The value of inventory reflected on the Audited Financial Statements 1997 was based upon physical inventory counts conducted in connection with the preparation and audit of the Audited Financial
          Statements 1997.

               4.19 Year 2000

                    All computer software used by the Companies/Subsidiaries operates substantially as intended and no bug, defect or flaw interferes in any material respect with the operation thereof. All necessary and appropriate measures have been taken that year 2000 compliance (that is, that all computer applications used by the Companies/Subsidiaries including those of their suppliers and vendors that are material to the business and operations of the Companies/Subsidiaries will, on a timely basis, be able to properly perform date-sensitive functions for all dates before and after December 31, 1999 as may reasonably be necessary in the ordinary course of business) is ensured.

               4.20  Euro

                    The necessary and appropriate measures have been taken that settlement of transactions in Euro and the running of bank accounts in Euro in addition to the currency which is legal tender in the relevant jurisdiction where the accounts of the Companies/Subsidiaries are maintained and/or settled is ensured as from January 1, 1999.

     4.21 Information

                    There is no fact or circumstance relating to the Companies/Subsidiaries which has not been disclosed to Purchaser and which, if so disclosed, would beyond a doubt cause a reasonable buyer to abstain from entering into this transaction. Notwithstanding the foregoing, Annex 4.21.1 contains a list of information disclosed to Purchaser and not otherwise disclosed or referred to in this Agreement.

     4.22 Exceptions to Representations and Warranties

                    Seller is not aware of any material exceptions to any of the representations and warranties contained in this Agreement.

     4.23 No further Representations and Warranties

                    Except as provided for in article 4, Seller makes no representations and warranties.



 5.   REPRESENTATIONS AND WARRANTIES OF PURCHASER

                    Unless otherwise fairly disclosed in this Agreement, Purchaser -represents and warrants to Seller that on the Execution Date the following shall be true and accurate:

     5.1  Organization and Standing

                    Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

     5.2  Effect of Execution of Agreement

                    The execution and delivery of this Agreement by Purchaser do not, and the consummation of the transactions contemplated hereby by Purchaser will not violate any provision of the articles of incorporation of Purchaser or any agreement to which Purchaser is a part or any law or order of any court or governmental authority binding upon, or applicable to Purchaser. Purchaser has the full corporate power, authority and the right and does not need any governmental consent of any nature to enter into this Agreement and to consummate the purchase contemplated hereby. Purchaser's board of directors has taken all necessary corporate action to duly authorize the execution, delivery and performance of this Agreement.

     5.3  Actions and Proceedings

                    To the best of the knowledge of Purchaser, there are no actions, claims or other proceedings or investigations pending or threatened against or involving Purchaser or any of its present directors, officers, properties or assets, that individually or in the aggregate, prevent
          Purchaser from consummating the transactions contemplated hereby in accordance with the terms hereof, or affect the validity of enforceability of this Agreement.

     5.4  Funding of Purchase Price

                    Purchaser has made available the necessary funds and Stock to pay the Purchase Price at the Execution Date.

     5.5  Approvals and Consents

                    Purchaser declares that there will to the best of its knowledge be no obstacle to obtaining all approvals and consents necessary for the Purchaser to consummate the purchase pursuant to this Agreement.

      5.6  Taxes

                    To avoid a requalification of the private capital gain resulting from the sale of the Shares/Company
          Contributions into taxable income to Seller (since these actions and measures are considered to constitute an Indirect Partial Liquidation ('Indirekte
          Teilliquidation) or any other taxable event to the Seller) Purchaser shall not, with respect to one, several or all of the Companies, during five years after the Execution Date, undertake any of the following actions and measures unless there is a written confirmation of the competent Swiss tax authorities stating that such actions and measures will not trigger any income tax consequences to Seller:

              (a)  Any distribution of retained earnings or reserves
               of the Companies already existing on the Execution
               Date;

               (b) merger of the Companies with any entity of the Purchaser's Group;

               (c) lending funds of the Companies in order to directly or indirectly finance the Purchase Price;

               (d) pledging assets of the Companies in order to directly or indirectly secure the Purchase Price financing;

5.5.A          The Purchaser covenants and agrees with die Seller
          that so long as the Shares constitute "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Purchaser will comply with the information requirements of Rule 144(c).

5.5.B          The Purchaser represents and covenants that upon
          receipt from the Seller of a request to remove the restrictive legend on the stock certificates representing the Shares accompanied by a signed letter containing such certifications, legal opinions or other information as the Purchaser may reasonably require to confirm that a transfer or sale is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, the Purchaser (at the Purchaser's expense) will issue to the

              Seller stock certificates representing the Shares Without any restrictive legend as soon as commercially practicable.

                         (e) any other measure which could be considered as direct or indirect financing or securing of the Purchase Price by the Companies.

     5.7  No further Representations and Warranties

                    Except as provided for in article 5, Purchaser makes no representations and warranties.

6.   DURATION OF REPRESENTATIONS AND WARRANTIES;
     CONSEQUENCES OF BREACH; GENERAL EXCLUSIONS

     6.1  Duration and Notice of Breach

          The representations and warranties contained in articles 4 and 5 of this Agreement shall remain in force

     (a) with respect to claims for misrepresentation or breaches of warranties and representations under article 4.10 of this Agreement, three months after the date when the respective income tax assessments based on all business years ending on or before December 31, 1997 and on all business transactions executed on or before the Execution Date have become final and through March 31, 2000 with respect to other taxes and tax returns due on or before the Execution-Date.

     (b) with respect to claims for misrepresentation or breaches of warranties and representations under article 5.6 of this Agreement, five years and three months after the Execution Date or - whatever period is longer -three months after the date when all the personal tax assessments of Seller up to and including the Tax Year 1999 issued by the competent authorities become final.

     (c) with respect to Seller's obligation pursuant to the second sentence of article 4.13, until September 31, 1999.

     (d) with respect to claims for all other misrepresentations or breaches of representations or warranties, until March 31, 2000.

          Each Party shall notify the other Party in writing within 60 days after it has detected a misrepresentation or breach of representations or warranties of the other Party and knows about the relevant details, describing in reasonable details as reasonably known by the respective Party at the date of notification such misrepresentation or breach (indicating the article or the articles of this Agreement which are alleged to be violated) and any losses suffered by any of the Companies/Subsidiaries (or Seller as the case may be) as a consequence of such breach. The notified Party shall then have the opportunity with the other Party's written consent (such consent not being unreasonably withheld) to remedy such breach within 60 days from receipt of the notification.

          The Parties waive all notification and examination requirements under article 201 of the Swiss Code of Obligations. In particular, the Purchaser may assert claims for misrepresentation or breaches of representations or warranties in any written form and, subject to the requirement that notice must be given in writing within 60 days of the detection of the misrepresentation or breach of representations or warranties as set out above, at any time prior to the lapse of the respective period set out in this article 6.1.

     6.2  Consequences of Breach by Seller

          Any misrepresentation or breach of representations or warranties contained herein by Seller shall entitle
          Purchaser to the following remedy:

          Purchaser may claim a reduction of the Purchase Price by an amount (the n Reduction Amount") which corresponds to the reduction in value of the Shares/Company Contributions caused by the breach, provided that such reduction in value shall be deemed to be equal to the aggregate amounts of losses, liabilities, damages, costs, taxes, duties, penalties, expenditures and expenses which Purchaser and/or the Companies/Subsidiaries as a whole incur as a result of the breach. The Reduction Amount shall be paid by Seller, at Purchaser's election, either to Purchaser or to that Company/Subsidiary which was directly affected by the breach in accordance with the Escrow Agreement.

     6.3  Limitation

          The Seller's aggregate liability under this Agreement shall, for all purposes (i.e. not only in case of a breach of representation and warranty but in any case), be limited to the amount in escrow under the Escrow Agreement.

     6.4  Exclusions

     The liability of Seller shall be excluded

     (a) if and to the extent the facts or circumstances giving rise to the damage or loss have been fairly disclosed as Disclosed Information; or

     (b) if where such breach can be remedied, Seller has within 60 days following receipt of Purchaser's notice remedied such breach by specific performance; or

     (c) if and to the extent Purchaser has received recovery for such damage or loss (in particular under any insurance policy), or, if nonrecovery is the result of Purchaser's failure to exercise reasonable efforts to obtain recovery, it being understood that under no circumstances shall Purchaser be required to institute suit or other legal proceeding to obtain recovery, but Purchaser, upon obtaining recovery from Escrow or Seller, shall assign its rights to institute suit or other legal proceeding to Seller, or

     (d) if such damages or losses are less than CHF 100'000.-- in the aggregate provided that if the threshold of CHF
          100'000.-- is exceeded, then Seller shall be liable for the exceeding amount only, or

     (e) if and to the extent such damage or loss arises or is increased as a result of the passing of, or any change in any legislation, including the tax legislation or any change of court rulings with precedent nature, after the Execution Date, or change in accounting practice after the Execution Date.

     6.5  Consequences of Breach by Purchaser

          Any breach of representations or warranties contained in
          article 5.6 of this Agreement by Purchaser shall entitle Seller to an indemnification payment in the amount of the personal income taxes plus late payment interest and penalties to be paid by Seller as a result of the re-qualification of the tax-free capital gain into taxable income.

     6.6  Third Party Claims and Governmental Notices

          Should Purchaser wish to enforce claims for damages against Seller arising from any legal proceeding involving the Companies, it shall provide the Seller with the necessary information and consult with Seller about the procedure to the extent that such information and consultation is legally permissible and deemed appropriate by Purchaser. Failure to do so shall diminish Purchaser's claims under this article 6 to the extent Seller is prejudiced by such failure.

7.   CONTINUATION OF CERTAIN CONTRACTS

          Seller and Purchaser further undertake to continue, or procure to be continued, the agreements listed in Annex
          7.1 hereto for the term mentioned in this Annex.

          Seller shall indemnify and hold harmless Purchaser for all and any expenses, damages, claims and costs, including one half of the minimum commission of USD 70'000.-- (i.e., USD 35'000.--) and damages or claims for early termination, which may arise in connection with the termination of the agency agreement (including amendments) between Bijoux One Trading AG and Amy Fashion Accessory Co., Hong Kong, except for the balance of the minimum commission of USD 70'000.-- (i.e., the remaining USD 35'000.--) which will be borne by Bijoux One Trading AG. Seller's liability in connection with the immediately preceding sentence is not subject to the limitations and exclusions applying to Seller's liability pursuant to article 6.

8.   MISCELLANEOUS

     8.1  Press Releases

          Any press releases or other disclosures to the public regarding this Agreement and the transactions contemplated hereby shall be mutually agreed upon by the parties hereto, provided that neither Party shall unreasonably withhold its agreement.

     8.2  Expenses, Costs and Transfer Duties

          The Parties shall pay their own costs and expenses (including also legal, accounting, auditors' and other fees) relating to this Agreement. Transfer expenses, stamp duties as well as any transactional taxes payable on the sale of the Shares/Company Contributions shall be borne by the Purchaser.

     8.3  Modifications

          This Agreement shall not be amended or modified except by a document in writing duly executed by all parties hereto. This undertaking itself may only be modified by an agreement in writing.

     8.4  Previous Agreements Superseded

          This Agreement supersedes all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, with respect to such subject matter.

     8.5  Notices

          All notices and other communications under this Agreement shall be in writing and shall be considered duly given when received, if delivered, mailed by registered mail or telefaxed.

          If to the Seller:        Peter Bossert
                                   Haselsteig 3
                                   8180 Bulach

                                   Fax no.: + 41-1 860 26 92

                                   If to the Purchaser:
                                   3 S.W. 129th Avenue
                                   Pembroke Pines, FL 33027
                                   Attn.: Rowland Schaefer, President

                                   Fax no.: 001 954-433-3999

          or to such other address as may be hereafter communicated in writing by Seller to Purchaser or vice versa.

     8.6  Severabillity

          If any provision of this Agreement is held to be invalid or unenforceable for any reason it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to this Agreement to the fullest extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the fullest extent possible.

     8.7  Non-Assignability

          No Party shall assign, in whole or in part, or delegate all or any part of its rights or obligations under this Agreement without the prior written consent of the other Party. Any assignment or delegation made without such consent shall be void.

     8.8  Governing Law

          This Agreement shall be subject to and governed by material Swiss law. The United Nations Convention on
          Contracts for the International Sales of Goods of April
          11, 1980, is not applicable.

     8.9  Arbitration

          All disputes arising out of or in connection with this Agreement, including disputes on its conclusion, binding effect, amendment and termination shall be judged by an arbitration tribunal with seat in Zurich, Switzerland, consisting of three (3) arbitrators and acting in accordance with the rules of the Swiss Federal Code on Conflicts of Law of December 18, 1987 (hereafter referred to as *IPRG). As far as the IPRG does not contain mandatory provisions, the arbitrators shall apply the procedural laws of the Canton of Zurich then in force (Art. 182 para. 2 IPRG). Upon written notice by the claimant party, which notice must be accompanied by the designation of one arbitrator, the defendant party shall appoint an arbitrator within thirty (30) days from receipt of such notice and, within a further period of thirty (30) days, the two arbitrators shall appoint a third arbitrator who shall act as chairman. Any arbitrator not appointed as provided above, upon request by one Party, shall be appointed by the Zurich Supreme Court (239 para. 2 Zurich procedural laws applicable pursuant to Art. 179 para. 2 IPRG). Eligible for appointment as arbitrators are persons who are familiar with the English language and English shall be the language governing the arbitration procedures.

          Subject to a possible appeal to the Swiss Federal Supreme Court in accordance with Art. 190 et seq. IPRG the Parties undertake to recognize the award of the arbitration tribunal as final, binding and enforceable.

          Without prejudice to the right of either party to have recourse to the arbitration tribunal for such relief, either Party may seek preliminary or injunctive measures or relief in any competent court having jurisdiction.

In witness whereof, the Parties have executed this Agreement effective as of November 1, 1998.


Zurich, November 11, 1998

     Seller:                            Purchaser:
                                        Claire's Stores, Inc.



    Peter Bossert                       by: Mr. Rowland Schaefer




     Annexes